UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

11 October 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

Pitney Bowes awards European Distribution contract to TNT Logistics Benelux,

11 October 2006

11 October 2006

Pitney Bowes awards European Distribution contract to TNT Logistics Benelux

US provider of the world's most comprehensive suite of mailstream products and services, Pitney Bowes, has awarded a five - year contract to perform a European Distribution Centre (EDC) role to TNT Benelux & Multi Country Logistics.

The centralised services for Pitney Bowes will be handled and co-ordinated from the Belgian TNT Logistics site in Willebroek (near Antwerp), and will go live per Q4 2006.

Services include all warehousing, transport management and 'configure to order' activities for Pitney Bowes equipment, spares and consumables.

Perry Buenen, Vice President Supply Chain Europe for Pitney Bowes said "The distribution expertise and infrastructure within the Benelux with its central location, and the proven capabilities and flexibility of TNT Logistics were the key factors in influencing this important decision. We expect TNT Logistics' EDC services to play a future key role in supporting the growth of our business, the optimization of our distribution efficiency and thus the extension of our service to our clients across Europe. "

Onno Meij, Managing Director of TNT Benelux & Multi Country Logistics: "We are very pleased with the relationship with Pitney Bowes. This partnership brings one of the most successful logistics companies together with one of the most innovative mailstream solution corporations in the world and we are very excited by the possibilities that this will create. It fits in our focus strategy and reinforces our leading position in the electronics sector. Furthermore, our IT-capabilities and unique Transportation Management System (TMS) will enable us to support Pitney Bowes with excellent operational performance."

TNT Benelux & Multi Country Logistics is a business unit of TNT Logistics, a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. It exploits technology to achieve optimisation, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, tyres, electronics, FMCG & retail and publishing & media.

TNT Logistics employs approximately 36,000 people, who are operating in 28 countries, managing over 7.3 million square metres of warehouse space. For 2005, TNT Logistics reported sales of EUR 3.556 billion. On August 23, 2006 TNT NV announced the sale of its Logistics division to affiliates of Apollo Management L.P., a leading private equity firm focussed on long term investments with offices in New York, London and Los Angeles. According to Apollo, TNT Logistics is a world class business with 36,000 dedicated professionals, a strong management team and an impressive customer list, which is perfect as a platform for growth and further development of its top position in the contract logistics business.

The TNT Logistics web site address is: www.tntlogistics.com.

TNT

TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people. In the first half of 2006, TNT reported € 5.3 billion in revenues and € 671 million EBIT from continuing operations. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 11 October 2006